

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 16, 2010

David Ross
Manager
Herbst Gaming, LLC
3440 West Russell Road
Las Vegas, NV 89118

Re: Herbst Gaming, LLC
Form 10-12G
Filed August 17, 2010
File No. 000-54085

Dear Mr. Ross:

    We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Herbst Gaming, LLC, Form 10-12G filed August 17, 2010

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

2.   Please tell us why you have filed this Form 10 prior to the reorganization transactions. Also, please update the status of the reorganization in your amendments.

3.   Throughout the registration statement you refer to the issuance of various securities as part of the transactions described in the registration statement such as senior secured loans and the associated guarantees along with your common units. Please tell us how such issuances will comply with the Securities Act of 1933.

4.   We note that some of the terms and descriptions used in your disclosure may be unclear to investors. For example only, please revise to explain what you mean by the following terms:

- "route operations," page 1;

- "subject to compromise," page 46; and

- "leverage grid-based spread," page 55.

Please refer to Rule 421 of Regulation C.

Chapter 11 Reorganization, page 2

5.   On page 3, we note that the plan of reorganization will be fully implemented after the satisfaction or waiver of all conditions to the substantial consummation of the plan. We also note the three conditions disclosed in the third paragraph. Please confirm that those three conditions are the only conditions to the substantial consummation of the plan or identify the additional conditions and clarify which are waivable. Additionally, please expand your discussion of the conditions to consummation of the plan. For example, you should address:

- What constitutes a "material breach" of your plan; and

- Define which of your predecessors' agreements, the assumption or rejection of which shall be authorized by the bankruptcy court.

6.   Your disclosure, as currently drafted, does not provide a clear picture of the restructuring transactions pursuant to which you will acquire the assets that will become your business. Please describe the material terms of the transaction and name all key parties involved.

7.   We note the reference to a lockup agreement and the term requisite lenders. Please revise to provide additional disclosure concerning the noted references so that a reader may understand their relevance to the overall transaction.

8.   Please revise to clarify if the sum of the HGI Credit Facility, the 8.125% notes and the 7% notes represents the $1.1 billion in contractual long-term debt payment obligations disclosed on page 53 and the $1.2 billion in liabilities disclosed on page F-24. Also, clarify if the three noted items above represent all of your predecessors' outstanding debt.

9.   Please revise to include a description of your corporate structure following the Substantial Consummation Date.

Narrative Description of Business, page 4

Route Operations, page 4

10.   Please revise to disclose the breakdown between space lease arrangements and revenue sharing arrangements.

Casino Operations, page 4

11.   We note that you have provided square footage disclosure of gaming space for some properties but not others. Please revise to provide such disclosure for all of the casino assets.

12.   Please revise to disclose the date each property was built. If the properties have been redeveloped since the initial construction completion, disclose the redevelopment date.

Item 1A. Risk Factors

13.   We note your disclosure on page 14 and elsewhere regarding how changes in control of the company are subject to the prior approval of various state gaming commissions. Please consider adding a risk factor which discusses how changes in control may be limited.

14.   We note the statement in the introductory paragraph that additional risks that management may not be aware of may adversely affect you. Please note that this section should disclose all material risks. As such, please revise to remove the noted qualifying disclosure.

We may face intense competition and experience a loss of market share, page 23

15.   This risk factor appears to encompass the risk factor that immediately follows it. Please revise to combine the two risk factors.

The success of our route operations is dependent on our ability to renew our contracts, page 24

16.   In the business narrative section, please revise to disclose the portion of route contracts that are expiring in each of the next 5 years so that this material risk could be placed into context.

17.   Please remove the disclosure that your predecessors have historically been able to renew their contracts as that mitigates the risk factor.

 We face extensive regulation from gaming and other government authorities, page 24

18.   Within this risk factor, please state whether any state gaming commission must approve
        your plan of reorganization.

 Our operations, and the gaming industry as a whole, have been adversely affected by the
recession…, page 25

19.   We note your statement that other studies have shown Nevada ranked at number one in
        foreclosure rates for the first quarter of 2010. Please identify the sources of your
        statistics here and throughout your registration statement.

We expect to have significant indebtedness upon emergence from the bankruptcy proceeding,
page 30

20.   Please revise to quantify the amount of debt you expect to owe after your reorganization
        is complete.

The volatility and disruption of the capital and credit markets…., page 31

21.   As currently drafted, this risk factor appears generic because the risk affects companies
        across industries. Please revise to clarify how this risk is specific to you or revise to
        remove the risk factor.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 34

22.   Please revise to clarify the makeup of the Senior Secured Loan Credit Facility. Are you
        issuing securities in the form of notes with denominated face values?

Contractual Obligations, page 53

23.   Please tell us why you have not included your adequate protection payments within your
        table of contractual obligations table.

Industry and Market Data, page 57

24.   Please note that your disclaimer language on page 57 that you "make no representation as
        to the accuracy" of such industry information or estimates may be interpreted to suggest
        that investors should not rely on information provided in the registration statement.
        Please revise to remove the noted disclaimer.

Properties, page 58

25.   Please provide operating data for the portfolio of properties you intend to acquire. Where applicable, disclose occupancy rates, average daily rates ("ADR"), and revenue per available room ("RevPar"). For guidance, please refer to Item 15 of Form S-11.

26.   We note that several of your assets are leased and/or located on leased land. Please revise to discuss the material terms of your lease arrangements or tell us why such disclosure is not material. Also, please discuss the consequences to your operations if you are unable to renew the various leases upon expiration. Also, where the property is leased from a related party, please revise the appropriate section to discuss the conflict present when such leases are up for renewal.

27.   For your Midwest casinos, we note that the owned land contains "certain facilities." Please revise to clarify your reference to "certain facilities."

Security Ownership of Certain Beneficial Owners and Management, page 60

28.   Please revise your beneficial ownership table to include a column for the amount and nature of beneficial ownership that will be owned for each listed entity. See Items 403(a) and (b) of Regulation S-K.

Executive Compensation, page 65

29.   We note your disclosure on page 29 and elsewhere that on the substantial consummation date, 5% of your common units will be reserved for issuance as equity grants or awards in connection with a Management and Director Equity Incentive Program. Please tell us if the referenced incentive program has been established.

Certain Relationships and Related Transactions, and Director Independence, page 65

30.   Please tell us why you have not provided the information required by Items 404(b) and (c) of Regulation S-K in this section.

Herbst Gaming, Inc. Audited Consolidated Financial Statements, page F-2

Consolidated Statements of Operations, page F-3

31.   Please revise your consolidated statements of operations here and throughout the filing to separately present revenues and expenses attributable to casino, hotel, and restaurant operations, or tell us how you determined that these separate activities are not major revenue providing activities. Refer to SAB Topic 11L.

Note 8. Long-Term Debt, page F-19

32.   We note your disclosures regarding the current outstanding balance under the HGI Credit Facility. Please revise here and on page F-41 to clarify the date at which the balance of the HGI Credit Facility is disclosed.

Exhibits

33.   We note that none of the predecessors' lease agreements have been filed. Please tell us why none of the noted agreements are material to your operations. Please refer to Item 601(b)(10) of Regulation S-K. Also, please tell us whether the lockup agreement and HGI credit facility agreement referenced on page 3 are material to an understanding of your reorganization transaction.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management are in possession of all facts relating to a Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the Company acknowledging that:

   • the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   • the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3295 or Dan Gordon, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk, Attorney-Advisor, at (202) 551-3657 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney-Advisor

cc: Deborah J. Ruosch
        Milbank, Tweed, Hadley & McCloy LLP
        Via Facsimile: (213) 629-5063